UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso
Bogota, Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 21, 2025 titled “Geopark Announces Fourth Quarter 2024 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2024 OPERATIONAL UPDATE

MAXIMIZING RECOVERY IN COLOMBIA, POSITIVE APPRAISAL RESULTS AND

FIRST EXPLORATION WELL DRILLED IN PUTUMAYO

VACA MUERTA DELIVERS STRONG PRODUCTION RESULTS

Bogota, Colombia – January 21, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces its operational update for the three-month period ended December 31, 2024 (“4Q2024”).

Oil and Gas Production and Operations

•	4Q2024 consolidated average oil and gas production of 31,489 boepd,[1] 5% lower than 3Q2024 due to blockades affecting operations in the Llanos 34 (GeoPark operated, 45% WI) and CPO-5 (GeoPark non-operated, 30% WI) blocks in Colombia

•	Annual average oil and gas production of 33,937 boepd[1]

•	10 rigs in operation (4 drilling and 6 workover) at end-2024, including one drilling rig in Vaca Muerta

•	43 wells drilled in 2024 (including 7 wells in Vaca Muerta)

•	Zero recordable incidents in 4Q2024 in GeoPark-operated assets

Llanos 34 Block: Enhanced Recovery Through Waterflooding Campaign

•	4Q2024 average production of 19,342 boepd net (42,981 boepd gross), 5% lower than 3Q2024. The decline was partially compensated by the good performance of workover and drilling campaigns, mainly due to production put on at the Curucucu 4 well (currently producing 800 boepd gross)

•	Waterflooding projects continued to deliver strong results in 4Q2024 (5,500 gross boepd), 13% of total production in the block. Three new injector wells started operations in October and December

•	Two development wells have been added to the drilling campaign (Tigui 26 and Curucucu 2)

CPO-5 Block: Production Impacted by Blockades

•	4Q2024 average production of 6,402 boepd net (21,342 boepd gross), 17% lower than 3Q2024, impacted by blockades in the Indico field

•	Cante Flamenco 2: Appraisal well reached total depth (TD) in September 2024, finding 14 ft of net pay in the Lower Mirador Formation and 15 ft of net pay in the Ubaque Formation, and is currently in testing and evaluation

•	3D Seismic: New prospective opportunities were identified from 232 sq km of new 3D seismic and will be evaluated in the following months

Vaca Muerta: Strong Performance Adds Pro forma Production and Reserves

•	4Q2024 average production of 15,052 boepd gross (reaching a record of 16,060 boepd gross during November 2024), 19% higher than 3Q2024, driven by steady growth in the Mata Mora Norte Block (GeoPark non-operated, 45% WI) and put-on production from the first exploration pad in the Confluencia Norte Block (GeoPark non-operated, 50% WI)

•	Confluencia Norte: The first pad was put on production, peaking at 4,700 boepd gross and representing the first Vaca Muerta production in Rio Negro province. The pad has three wells (3000m lateral length each), and on a per-well basis is comparable to the pads on Mata Mora Norte, which have four wells.

•	Mata Mora Norte: DeGolyer & MacNaughton (D&M) has prepared an Interim Reserves Report as of June 30, 2024[2] showing:

1 Not including production in Vaca Muerta, Argentina.

2 Reserves estimates in Vaca Muerta were not provided by the operator and are based on a third party report prepared by D&M as of June 30, 2024.

-	Net 1P reserves of 39.1 million barrels of oil equivalent (mmboe)

-	Net 2P reserves of 75.2 mmboe

-	Net 3P reserves of 142.8 mmboe

GeoPark will issue a release on the full DeGolyer & MacNaughton 2024 report in February and expects that increased reserves in Vaca Muerta will help compensate potential declines in reserves in Colombia.

Llanos Exploration: Drilling Success Increases Production by 13%

•	4Q2024 average production of 1,792 boepd net (3,584 boepd gross), 13% higher than 3Q2024 mainly driven by appraisal results from the Llanos 123 Block (GeoPark operated, 50% WI):

-	The Toritos Sur-2 appraisal well reached TD in November 2024 and is currently awaiting testing

-	The Saltador-2 appraisal well was drilled in November 2024. Productivity was low, and it was completed as a disposal well

-	The Bisbita Oeste-1 appraisal well reached TD in late December 2024, and will be tested in January 2025

•	Llanos 86 and Llanos 104 Blocks (GeoPark operated, 50% WI):

-	Environmental licenses were approved, permitting the initiation of exploratory and development activities in both blocks

-	3D seismic: Final processing has been completed, identifying new opportunities to be drilled in the following months

Putumayo: Exploration Campaign Underway

•	Platanillo Block (GeoPark operated, 100% WI): The field had been shut in due to its cost structure

•	PUT-8 Block (GeoPark operated, 50% WI):

-	The Bienparado Norte-1 exploration well spudded in December 2024 and reached TD in the first week of January. Completion is planned during 1Q2025

-	The Bienparado Sur-1 exploration well license was approved in the final week of December 2024, and the well is expected to be drilled in 1Q2025

Upcoming Catalysts 1Q2025

•	Drilling 3-6 gross wells in 1Q2025 in Colombia and 4 gross wells in Argentina, targeting conventional, unconventional, appraisal and exploration projects

•	Key projects include:

-	Llanos 34 Block: Drilling 1 infill well in the Tigui area and 1 well in the Curucucu field

-	CPO-5 Block: Workover campaign to install artificial lift in the Indico field

-	Mata Mora Norte Block: Putting on production at PAD-9 (3 wells) and finishing drilling PAD-12 (4 wells)

-	Llanos 123 Block: Drilling 1-2 appraisal wells

-	PUT-8 Block: Drilling 1 exploration well

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2024, as compared to 4Q2023:

	4Q2024			4Q2023
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Change
Colombia	29,740	29,605	808	34,154	-13%
Ecuador	1,749	1,749	-	1,419	23%
Brazil	-	-	-	1,101	-100%
Chile[b]	-	-	-	1,641	-100%
Total	31,489	31,354	808	38,315	-18%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 5,011 bopd in 4Q2024. No royalties were paid in kind in Ecuador, Chile or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 490 bopd.

b)	Closing of the divestment transaction in January 2024.

Quarterly Production

(boepd)	4Q2024	3Q2024	2Q2024	1Q2023	4Q2023
Colombia	29,740	31,429	33,956	32,580	34,154
Ecuador	1,749	1,786	1,652	990	1,419
Brazil	-	-	-	1,020	1,101
Chile[a]	-	-	-	1,988	1,641
Total[b]	31,489	33,215	35,608	36,578	38,315
Oil	31,354	33,091	35,504	33,801	35,842
Gas	135	124	104	2,777	2,473

a)	Closing of the divestment transaction was reached in January 2024.

b)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Reporting Date for 4Q2024 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2024 and full-year 2024 financial results on Wednesday, March 5, 2025, after market close.

GeoPark management will host a conference call on March 6, 2025, at 10:00 am (Eastern Standard Time) to discuss the 4Q2024 and full-year 2024 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/244911827

Interested parties may participate in the conference call by dialing the numbers provided below

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=72342

Passcode: 595176

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, closing of acquisition transaction and production consolidation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: January 21, 2025